UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                             (Amendment No. 2)

               Under the Securities and Exchange Act of 1934

                           FASHIONMALL.COM, INC.
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                                   -----
                             (Name of Issuer)

                       COMMON STOCK ($.01 PAR VALUE)
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                                   -----
                      (Title of Class of Securities)

                                31186K 10 6

                              (CUSIP Number)

                   ------------------------------------
                            Kenneth Koch, Esq.
              Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                             666 Third Avenue
                     The Chrysler Center - 25th Floor
                         New York, New York 10017
                              (212) 935-3000
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                                   -----
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              April 16, 2002
               --------------------------------------------
          (Date of event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 31186K 10 6
---------------------



1        Name of Reporting Person                         Benjamin Narasin
         S.S. or I.R.S. Identification No.
         of Above Person
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2        Check the Appropriate Box if                             (a) [ ]
         a Member of a Group                                      (b) [ ]
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3        SEC Use Only
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4        Source of Funds                                          PF
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5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)               [   ]
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6        Citizenship or Place of Organization                     U.S.A.
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Number of Shares          7     Sole Voting Power          3,768,655 shares
Beneficially Owned by                                      including 100,000
Reporting Person With                                      shares underlying
                                                           options
                               --------------------------------------------

                          8     Shared Voting Power

                               --------------------------------------------

                          9     Sole Dispositive Power     3,768,655 shares
                                                           including 100,000
                                                           shares underlying
                                                           options
                               --------------------------------------------

                          10    Shared Voting Power
                               --------------------------------------------



11       Aggregate Amount Beneficially
         Owned By Each Reporting Person                    3,768,655
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12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares               [   ]
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13       Percent of Class Represented by
         Amount in Row (11)                                57.4%
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14       Type of Reporting Person                          IN





                              Amendment No. 2
                                    to
                         Statement on Schedule 13D

            This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed on June 4, 1999, as amended by Amendment No. 1 filed on May 9, 2001, by Benjamin Narasin and relates to the common stock, par value $.01 per share (the "Common Stock"), of fashionmall.com, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.



Item 4.           PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding the following thereto:

            Mr. Narasin is actively considering several proposals from third parties to sell his control stake in the Company.





                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   April 16, 2002                            /s/BENJAMIN NARASIN
                                                   ___________________
                                                    Benjamin Narasin